Watford Holdings Ltd.

April 1, 2019

VIA EDGAR

Attention: Ms. Christine Westbrook and Ms. Erin Jaskot
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0404

Re:	Watford Holdings Ltd.
Registration Statement on Form 10-12B
File No. 001-38788
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Watford Holdings Ltd., a Bermuda exempted company with limited liability (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company's Registration Statement on Form 10 (File No. 001-38788) filed on January 29, 2019 (the “Form 10 Registration Statement”).

The Company filed the Form 10 Registration Statement to register its common shares pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company's proposed listing of its common shares on the Nasdaq Global Market. In response to a comment from the Commission in respect of the Form 10 Registration Statement, the Company subsequently filed a Registration Statement on Form S-1 (File No. 333-230080) (as amended, the “Form S-1 Registration Statement”) in connection with the listing of the Company's common shares on the Nasdaq Global Select Market and, in connection with the filing of the Form S-1 Registration Statement, the Company filed a Registration Statement on Form 8-A (File No. 001-38788) (as amended, the “Form 8-A Registration Statement”) to register its common shares pursuant to Section 12(b) of the Exchange Act. The Form S-1 Registration Statement was declared effective by the Commission on March 26, 2019 and, in connection with the effectiveness of the Form S-1 Registration Statement, the Form 8-A Registration Statement became effective. As a result of the effectiveness of the Form 8-A Registration Statement, the Company is making this application for withdrawal of the Form 10 Registration Statement. The Company confirms that the Form 10 Registration Statement has not been declared effective.

Accordingly, we request that the Commission issue an order granting withdrawal of the Form 10 Registration Statement effective as of the date first set forth above or at the earliest practicable date hereafter.

Thank you for your assistance in this matter. Should you have any questions regarding this matter, please call counsel to the Company, Gary D. Boss at (212) 878-8063 of Clifford Chance US LLP or Per Chilstrom at 011-44-20-7006-1544 of Clifford Chance LLP.

Very truly yours,

Watford Holdings Ltd.

By:	/s/ John Rathgeber
Name:	John Rathgeber
Title:	Chief Executive Officer